January 17, 2022                       TSX:  SAM

OTCQB: SHVLF

Starcore Announces Results of Exploration at its Ajax Property

Vancouver, B.C. – Starcore International Mines Ltd. (TSX: SAM) (“Starcore” or the “Company”) today announced the results of an eight-day prospecting, soil and rock chip sampling program completed at its Ajax Property located 15 km north of Kitsault in northwestern B.C.’s well-known mineralized belt, the “Golden Triangle”. The property, measuring 1718.65 hectares in size, was acquired by Starcore in 2015 through its purchase of Creston Moly Corp. and its subsidiary Tenajon Resources Corp.  The property hosts the very large Ajax porphyry molybdenum occurrence that has been tested by 48 drill holes, beginning in the mid 1960’s. During Starcore’s September, 2021 limited field program, rock and soil sampling have revealed the potential for precious and base metal potential beyond the limits of the known molybdenum mineralization.

Three rock samples collected from mineralization exposed in old pits along the south spine of Mt. McGuire, about 1.3 km from the known molybdenum mineralization, assayed up to 4.1 grams per tonne (g/t) silver, 0.23% copper, over limit for analysis method (greater than 100 g/t) tungsten and 794 g/t cobalt. In addition, two quartz veins sampled downslope from these pits assayed over limit (greater than 100 g/t) silver and over limit (greater than 1%) lead and zinc and over limit (greater than 0.2%) bismuth. These samples have been resubmitted to the lab for analyses using an ore grade methodology. Mineralization sampled in the vicinity of a documented BC MINFILE occurrence Ida, northeast of Mt. McGuire peak, assayed over limit (greater than 100 g/t) tungsten, 1.1 g/t silver and anomalous molybdenum and copper.

Soil sampling during the 2021 fieldwork identified two areas to the southwest of the known molybdenum mineralization. The North Anomaly, as defined by the 50 ppm molybdenum in soil contour, is 300 metres (m) long by 500 m wide.  It trends westerly and is open along strike to the east and west. The South Anomaly is a 700 m long and open up to 500 m wide, east-west trend of anomalous gold, silver, copper, lead, zinc, cobalt and arsenic in-soil values.

Starcore is planning additional fieldwork for 2022 to further explore the potential of the higher level porphyry mineralization discovered in 2021.

Ian Webster P.Geo. is the Qualified Person, as defined by National Instrument 43-101, who has reviewed and approved the technical contents of this release.

About Starcore

Starcore International Mines is engaged in precious metals production with focus and experience in Mexico. This base of producing assets is complemented by exploration and development projects throughout North America. The company is a leader in Corporate Social Responsibility and advocates value driven decisions that will increase long term shareholder value. You can find more information on the investor friendly website here: www.starcore.com.

Suite 750 – 580 Hornby Street, Box 113, Vancouver, British Columbia, Canada V6C 3B6

Telephone:  (604) 602-4935   Fax:  (604) 602-4936    e-mail. info@starcore.com    website:  www.starcore.com

ON BEHALF OF STARCORE INTERNATIONAL
MINES LTD.

Signed “Robert Eadie”
Robert Eadie, Chief Executive Officer & Chairman of the Board

FOR FURTHER INFORMATION PLEASE CONTACT:

EVAN EADIE
Investor Relations
Telephone:  (604) 602-4935 x 203
Toll Free:   1-866-602-4935
Email: eeadie@starcore.com

The Toronto Stock Exchange has not reviewed, nor does it accept responsibility for the adequacy or accuracy of this press release.